February 7, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:	Deborah O’Neal-Johnson Document Control — EDGAR

RE:	Tri-Continental Corporation (the “Fund”) Preliminary Proxy Statement
Dear Ms. O’Neal-Johnson:
The Fund is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the Fund’s Annual Meeting of Stockholders to be held on April 14, 2011 for your review.
We are filing the proxy materials in preliminary form due to the inclusion of a proposal to change the Fund’s fundamental investment policy regarding securities lending. In addition, the materials provide for proposals to elect directors and ratify the selection of the Fund’s independent registered public accounting firm.
We are looking to file a definitive proxy statement on February 17, 2011, subject to any comments received from the Securities and Exchange Commission.
If you have any questions regarding this filing, please contact Joseph D’Alessandro at 212-850-1703 or Theodore Franzese at 212-850-1354.

Sincerely,

/s/ Theodore R. Franzese
Theodore R. Franzese
Associate Counsel
Ameriprise Financial, Inc.